Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Second Quarter 2011
Operating Results
Achieves Record Revenue, Earnings and Adjusted Operating Income
Quarterly Revenue Up 24% while Adjusted Operating Income Increases $3.65 million
New York, NY, February 11, 2011 — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the United States, today announced its results for the fiscal second quarter ended December 31, 2010.
The Company’s revenue for the quarter ended December 31, 2010 was $31.8 million, an increase of 24% from $25.6 million reported in the second quarter of fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 21%, 84% and 11%, respectively, from the fiscal second quarter of 2010. When measured in local currencies, Australian, Canadian and United Kingdom revenues increased 11%, 78% and 15%, respectively compared to the prior year quarter.
Adjusted Operating Income more than doubled to $6.9 million for the fiscal second quarter ended December 31, 2010 compared to $3.2 million for the quarter ended December 31, 2009. The Company defines Adjusted Operating Income (Loss) as net operating income (loss) plus depreciation and amortization expense. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $0.35 million for the current quarter compared to $0.3 million for the previous year quarter.
Net income for the second quarter of fiscal 2011 was $3.75 million compared to $0.8 million for the same quarter a year ago. In addition to the continued profitability of the Company’s Australian and United Kingdom operations, the Company’s Canadian operations were profitable for the first time. Included in the United Kingdom results were $0.7 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.
The Company’s revenue for the six months ended December 31, 2010 was $57.1 million, an increase of 24% from $46.0 million reported in the second quarter of fiscal 2010. Revenue from the Company’s Australian, Canadian and United Kingdom operations were up 23%, 97% and 7%, respectively, from the six month period ended December 31, 2009. When measured in local currencies, Australian, Canadian and United Kingdom revenues increased 14%, 88% and 12%, respectively compared to the prior year six month period.
Adjusted Operating Income increased $6.8 million to $10.7 million for the six month period ended December 31, 2010 compared to $3.9 million for the comparable period ended December 31, 2009. Adjusted Operating Income includes the impact of non-cash compensation from the granting of stock options and restricted stock which was $0.7 million for the current period compared to $0.6 million for the year ago period.
Net income for the first six months of fiscal 2011 was $5.1 million compared to a net loss of $0.2 million in the year ago period. In addition to the continued profitability of the Australian operations, the Company’s United Kingdom operations attained profitability while the Company’s Canadian operations significantly reduced their net loss compared to the six months ended December 31, 2009. Included in the United Kingdom current results were $1.3 million of amortization expense related to the intangibles of the Company’s acquisition of Unique Broadcasting in March 2009.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “We have had a very strong first half of fiscal 2011 as we have increased the momentum that began in the previous fiscal year. Australia, Canada and United Kingdom sales were significantly higher than the year ago quarter in the local currencies with Australian revenue increasing 11%, Canadian revenue increasing 78% and United Kingdom revenue increasing 15%. Revenue for January was strong as well. In addition, currency exchange rates continued to have a positive impact on our consolidated results and based on the exchange rates to date appear poised to continue to be a benefit in the third quarter of fiscal 2011.”
Mr. Yde continued, “Our strong revenue growth resulted in record Adjusted Operating Income for the quarter. Adjusted Operating Income increased from $3.2 million for the quarter ended December 31, 2009 to $6.9 million for the quarter ended December 31, 2010. Only 8% of our Adjusted Operating Income was due to favorable currency fluctuations while the remaining increase pertained to increased performance in our local markets. We are especially pleased with the progress of our Canadian operations which achieved both positive Adjusted Operating Income and net income on a quarterly basis for the first time ever. While there is still much to be accomplished in Canada, this is a significant milestone for the Company.”
Mr. Yde concluded, “We anticipate solid growth for this quarter and the remainder of the fiscal year. We believe the investments we made in our company during the economic downturn made us even stronger and we feel this commitment will ensure the long term success of our Company. We are able to take advantage of opportunities regardless of the economic climate because of our strong balance sheet which has no debt and over $1.50 per share in cash. We continue to be well positioned in the advertising market place, with no significant direct competitors, an extremely effective product and a seasoned, experienced sales staff.”
Third Fiscal Quarter 2011 Outlook
To date, for the Company’s fiscal third quarter ending March 31, 2011, revenue reflected in the Company’s internal sales reports is higher compared to the fiscal third quarter ended March 31, 2010. The Company’s anticipates that its fixed operating, sales and general and administrative expenses will increase over fiscal second quarter 2011 as well as the comparable (third) quarter of fiscal 2010 when measured in local currencies. With the exception of sales commissions and certain U.K. operating expenses, the vast majority of the Company’s costs are fixed and not readily reduced in the short or intermediate term. The Company also anticipates its variable costs will be higher due to the anticipated increase in revenue. The U.S. dollar has been weaker to date during the fiscal third quarter of 2011 when compared to the Australian dollar, Canadian dollar and British pound for the same period. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported revenues and expenses when local currency financial statements are translated into financial statements reported in U.S. dollars compared to a neutral exchange rate. Conversely, a stronger U.S. dollar decreases the reported revenues and expenses. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal third quarter 2011 consistent with the exchange rates to date and current sales pacings, the Company anticipates revenues, Adjusted Operating Income and net income will exceed the fiscal third quarter ended March 31, 2010.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on Friday, February 11, 2011, to discuss its fiscal second quarter 2011 results, as well as other relevant matters. To listen to the call, dial (877) 303-9131 (domestic), or (408) 337-0141 (international), and enter the pass code 39899230. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from 11:30 a.m. February 11, 2011 through February 18, 2011. To access the replay, please call (800) 642-1687 (domestic) or (706) 645-9291 (international) and enter the following code: 39899230.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “anticipate,” “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.

	Currency Exchange Rates for Income Statement Information
	Three Months Ending	Three Months Ending
	December 31, 2010	December 31, 2009	Difference
Australia	0.9887	0.9094	+8.7%
Canada	0.9873	0.9469	+4.3%
United Kingdom	1.5803	1.6344	(3.3)%
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
     The following presents the reconciliation of net operating income to Adjusted Operating Income for the three and six month periods ended December 31, 2010 and 2009.

	Three Months		Six Months
	Ended		Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating income	$5,393	$1,923	$7,784	$1,321
Add back:
Depreciation and amortization expense	1,486	1,310	2,913	2,557

Adjusted Operating Income	$6,879	$3,233	$10,697	$3,878

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands) Three Months Ended December 31,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$19,189	$4,631	$7,991	$—	$—	$31,811
Operating expenses
Traffic	5,881	2,685	5,585	188	—	14,339
News	2,842	—	754	—	—	3,596
TV	254	—	—	—	—	254
Selling, G&A	3,323	1,295	901	15	—	5,534
Corporate overhead	438	—	—	—	421	859
Non-cash compensation	—	—	—	—	350	350
Depreciation/amortization	284	484	717	1	—	1,486

Net operating income (loss)	6,167	167	34	(204)	(771)	5,393

Interest expense	—	—	—	—	—	—
Other (income)	(288)	(4)	(5)	—	—	(297)
Other expense	—	4	—	—	—	4

Net income (loss) before taxes	6,455	167	39	(204)	(771)	5,686
Income tax expense (benefit)	1,937	—	(2)	—	1	1,936
Net income (loss)	$4,518	$167	$41	$(204)	$(772)	$3,750

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$15,925	$2,498	$7,200	$1	$—	$25,624
Operating expenses
Traffic	5,056	2,422	5,688	207	—	13,373
News	2,579	—	523	—	—	3,102
TV	252	—	—	—	—	252
Selling, G&A	2,699	755	998	19	—	4,471
Corporate overhead	410	—	—	—	468	878
Non-cash compensation	—	—	—	—	315	315
Depreciation/amortization	260	291	734	25	—	1,310

Net operating income (loss)	4,669	(970)	(743)	(250)	(783)	1,923

Interest expense	9	—	—	—	—	9
Other (income)	(163)	—	(39)	—	3	(199)
Other expense	—	1	—	2	—	3

Net income (loss) before taxes	4,823	(971)	(704)	(252)	(786)	2,110
Income tax expense (benefit)	1,460	—	(172)	—	—	1,288
Net income (loss)	$3,363	$(971)	$(532)	$(252)	$(786)	$822

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Six Months Ended December 31,

	2010	2010	2010	2010	2010	2010
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$34,518	$7,484	$15,112	$—	$—	$57,114
Operating expenses
Traffic	11,350	5,039	10,797	357	—	27,543
News	5,264	—	1,023	—	—	6,287
TV	491	—	—	—	—	491
Selling, G&A	6,045	2,053	1,598	37	—	9,733
Corporate overhead	853	—	—	—	835	1,688
Non-cash compensation	—	—	—	—	675	675
Depreciation/amortization	533	959	1,420	1	—	2,913

Net operating income (loss)	9,982	(567)	274	(395)	(1,510)	7,784

Interest expense	—	—	—	—	—	—
Other (income)	(538)	(4)	(6)	—	—	(548)
Other expense	—	6	—	—	1	7

Net income (loss) before taxes	10,520	(569)	280	(395)	(1,511)	8,325
Income tax expense	3,160	—	65	—	16	3,241
Net income (loss)	$7,360	$(569)	$215	$(395)	$(1,527)	$5,084

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$28,017	$3,809	$14,124	$31	$—	$45,981
Operating expenses
Traffic	9,635	4,677	11,129	302	—	25,743
News	4,515	—	965	—	—	5,480
TV	464	—	—	—	—	464
Selling, G&A	4,997	1,148	1,847	133	—	8,125
Corporate overhead	785	—	—	—	873	1,658
Non-cash compensation	—	—	—	—	633	633
Depreciation/amortization	499	533	1,472	53	—	2,557

Net operating income (loss)	7,122	(2,549)	(1,289)	(457)	(1,506)	1,321

Interest expense	15	—	—	—	—	15
Other (income)	(313)	(9)	(84)	—	(102)	(508)
Other expense	—	4	—	26	—	30

Net income (loss) before taxes	7,420	(2,544)	(1,205)	(483)	(1,404)	1,784
Income tax expense (benefit)	2,241	—	(245)	—	—	1,996
Net income (loss)	$5,179	$(2,544)	$(960)	$(483)	$(1,404)	$(212)

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Six Months Ended
	December 31		December 31
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$31,811	$25,624	$57,114	$45,981

Operating expenses (exclusive of depreciation and amortization shown separately below)	18,189	16,727	34,321	31,687
Selling, general and administrative expenses	6,743	5,664	12,096	10,416
Depreciation and amortization expense	1,486	1,310	2,913	2,557

Net operating income	5,393	1,923	7,784	1,321
Interest expense	—	9	—	15
Other (income) (including interest income of $290 and $162 for the three months ended December 31, 2010 and 2009 and interest income of $540 and $313 for the six months ended December 31, 2010 and 2009)	(297)	(199)	(548)	(508)
Other expense	4	3	7	30

Net income before income taxes	5,686	2,110	8,325	1,784
Income tax expense	1,936	1,288	3,241	1,996

Net income (loss)	$3,750	$822	$5,084	$(212)

Income (loss) per common share:
Basic	$0.21	$0.05	$0.28	$(0.01)
Diluted	$0.20	$0.05	$0.27	$(0.01)
Weighted average common shares outstanding:
Basic	18,178,570	18,091,502	18,173,925	18,091,502
Diluted	18,742,974	18,121,113	18,528,757	18,091,502

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	June 30,
	2010	2010
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$29,504	$19,564
Accounts receivable net of allowance for doubtful accounts of $117 and $69 at December 31, 2010 and June 30, 2010	26,291	18,790
Prepaids and other current assets	1,653	1,989
Deferred tax assets	337	239

Total current assets	57,785	40,582

Property and equipment, net	6,482	6,693
Intangibles	12,269	13,013
Goodwill	4,447	4,257
Deferred tax assets	170	129
Other assets	383	414

Total assets	$81,536	$65,088

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$15,175	$11,709
Deferred revenue	339	810
Income taxes payable	2,236	1,306

Total current liabilities	17,750	13,825
Deferred tax liabilities	2,936	2,747
Other liabilities	447	349

Total liabilities	21,133	16,921

Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of December 31, 2010 and June 30, 2010	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 18,474,731 shares issued and outstanding as of December 31, 2010 and 18,409,834 shares issued and outstanding as of June 30, 2010	18	18
Additional paid in capital	52,066	51,391
Accumulated other comprehensive income	6,866	389
Retained earnings (accumulated deficit)	1,453	(3,631)

Total shareholders’ equity	60,403	48,167

Total liabilities and shareholders’ equity	$81,536	$65,088

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended
	December 31,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$5,084	$(212)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,913	2,557
Allowance for doubtful accounts	48	(3)
Non-cash compensation expense	675	633
Change in deferred taxes	12	(274)
Foreign currency translation income	—	(101)
Loss on disposal or write down of assets	92	26
Changes in assets and liabilities (net of effects from purchase of controlled entity):
Accounts receivable	(4,581)	(1,576)
Prepaid and other current assets and other assets	566	151
Accounts payable and accrued expenses and other liabilities	1,756	1,293
Deferred revenue	(563)	(782)
Income taxes payable	599	(711)

Net cash provided by operating activities	6,601	1,001

Cash flows from investing activities:
Purchase of property and equipment	(737)	(1,072)
Acquisition of business	—	(3,488)

Net cash used in investing activities	(737)	(4,560)

Cash flows from financing activities:
Repayment of long term debt	—	(414)

Net cash used in financing activities	—	(414)

Effect of exchange rate changes on cash and cash equivalents	4,076	1,586

Net increase (decrease) in cash and cash equivalents	9,940	(2,387)
Cash and cash equivalents at beginning of fiscal period	19,564	21,419

Cash and cash equivalents at end of fiscal period	$29,504	$19,032

Supplemental disclosures of cash flow information:
Cash paid during the fiscal period for:
Interest	$—	$15

Income taxes	$2,625	$3,010

At KCSA Strategic Communications
Phil Carlson / Marybeth Csaby
212-896-1233/1236
pcarlson@kcsa.com / mcsaby@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer,
Chief Operating Officer & Treasurer
scott.cody@globaltrafficnet.com
Source: Global Traffic Network, Inc.
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